

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 6, 2006

Boyd Hendrickson
Chief Executive Officer
SHG Holding Solutions, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, CA 92610

> **Re: SHG Holding Solutions, Inc.**
> **Form S-1**
> **Filed October 10, 2006**
> **File No. 333-137897**
>
> **Skilled Healthcare Group, Inc.**
> **Form S-4**
> **Filed October 10, 2006**
> **File No. 333-137898**

Dear Mr. Hendrickson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that you should include the price range, the size of the offering, the beneficial ownership of your common stock, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore,

please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please furnish in your response letter a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing that the NASD has no objections.

3. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

4. We note that Skilled Healthcare Group, Inc. is conducting a simultaneous exchange offer in reliance upon the Exxon Capital line of no-action letters. We also note that Skilled Healthcare Group, Inc. will be merged into SHG Holding Solutions, Inc. prior to the completion of the IPO and exchange offer. Therefore, the original issuer of the 11% senior subordinated notes due 2004, Skilled Healthcare Group, Inc. will not be the same issuer as the issuer of the 11% senior subordinated notes due 2004 in the registered exchange offer. Tell us in your response letter why your IPO/exchange offer involves dual issuers and whether your structure is consistent with the Exxon Capital line of no-action letters.

5. Please revise the document to summarize the timing of the planned merger of SHG with and into Skilled Healthcare Group, the closing of the IPO, and the commencement of the exchange offer and provide a brief explanatory note as to why the dual company structure. We note your disclosure on page 121 of the document: "assuming effectiveness of the Registration Statement and the completion of the exchange offer, all of the original senior subordinated notes will be exchanged for publicly traded, registered securities with identical terms." For instance, clarify whether the merger will occur prior to the IPO and the commencement of the exchange offer. Furthermore, identify the entity that will ultimately be the issuer of the IPO shares, as well as of the 11% senior subordinated notes in the exchange offer.

Prospectus Cover Page

6. Please confirm that all of the underwriters listed on the cover page are lead or managing underwriters of the offering.

7. Revise the table to include a line item, to be filled-in once the offering-price range is set, disclosing the net proceeds to selling shareholders. See Item 501(b)(3).

8. Disclose the nature of the underwriting arrangements, e.g., a firm commitment offering. See Item 501(b)(8)(i).

Table of Contents

9.   Limit the inside cover page to the information required by Item 502 of Regulation S-K. Please delete the extraneous information, which includes the first and second paragraphs following the table of contents, or reposition it to another location in the registration statement.

Prospectus Summary, page 1

General

10.   Please revise to decrease the length of your summary. Your summary should provide a clear, concise, balanced and accurate description of the most material aspects of you and your offering. Much of the disclosure you currently include is too detailed for the summary and is either more appropriate for, or repeats information in, the Business section. For example, consider eliminating or substantially reducing the extensive discussion of your competitive strengths and strategy, as well as your detailed summary of your industry and applicable regulations, which discussions are more appropriate for your business section. Also consider reducing the description of the company to one or two paragraphs summarizing your business operations. These are just examples. We may have further comments on specific aspects of the disclosure in your summary section once you have revised and reduced the length of your summary.

11.   In your response letter, please provide us with support for all statements in the summary and elsewhere in the prospectus regarding your market position, size, and growth rate, among other figures. Provide us with copies of any industry publication that you cite or upon which you rely, including, but not limited to, market research data and surveys prepared by the AON Risk Consultants, the Centers for Medicare and Medicaid Services, the AARP Public Policy Institute, and the American Health Care Association. Highlight the specific portions that you are relying upon so that we can reference them easily. To the extent that you do not have independent support for your statements, please characterize them as your beliefs and disclose the bases for these beliefs. Confirm that the information in the reports is publicly available. In addition, if any of these reports have been prepared specifically for this filing, file a consent from the party.

12.   In order to balance the summary section, please disclose and briefly discuss the following:

   •   the total debt the company currently owes, to date, including the debt used to finance the acquisition of the operating subsidiary (Skilled Healthcare);
   •   the operating subsidiary's (Skilled Healthcare's) recent emergence from Chapter 11 bankruptcy;

- the fact that, after your initial public offering, Onex and its affiliates will continue to control your company;
- the underwriters that stand to benefit from the planned redemption of $70 million aggregate principal amount of your notes and part of the balance of your first lien term loan;
- the pending registration statement for an exchange offer of the 11% Senior Subordinated Notes, part of which will be redeemed out of the net proceeds from the initial public offering of SHG's common stock;
- the lack of comparability of your financial statements because of the acquisition of Skilled Healthcare in December 2005; and
- the use of a new $420 million senior credit facility to redeem the then outstanding series A preferred stock and to pay a $108.6 million dividend to your then existing stockholders.

Our Company, page 1

Recent Transactions, page 4

13.   We note your disclosure indicating how Onex and the rollover investors funded the purchase of the company. Revise to clarify the following: how the issuance of debt in connection with the acquisition became obligations of the company, not Onex; to whom the proceeds of the debt offering and incurrence and assumption of the term loan were paid; and the fact that the initial proceeds are being used solely to reduce the debt incurred in connection with the leveraged buyout. Also identify any current members of management who are or were affiliated with Onex, such as Mr. Le Blanc.

14.   Quantify the total amount of compensatory payments made to management that were triggered by the Onex leveraged buyout.

Summary Historical and Unaudited Pro Forma Consolidated Financial Data, page 8

15.   We note that you include much of the disclosure required by Item 10(e) of Regulation S-K when discussing your non-GAAP measures in the Selected Consolidated Historical Financial Data section. Please revise the Summary Historical and Unaudited Pro Forma Consolidated Financial Data Section to include all of the Item 10(e) disclosure the first time you present your non-GAAP measures on page 11. When including the Item 10(e) disclosure, please also comply with our comments on your Selected Consolidated Historical Financial Data section.

16.   Expand footnote (2) on page 11 to include the reasons why the company's management believes that presentation of the non-GAAP financial measures provide useful information to investors regarding the company's financial condition and results of operations, and any other purposes for which

management utilizes the non-GAAP financial measures in the operation of the company's business and finances. Explain why management considers depreciation, amortization, interest expenses and other adjustments to net income as relating to "non-core operating items (page 58)." See Item 10(e)(1)(i)(c) of Regulation S-K.

Risk Factors, page 15

General

17.   You should pare down your risk factors section to present only the most significant factors that make the offering speculative or risky. For instance, please reduce the length of the risk factors "We depend heavily on reimbursement from Medicare..." (page 15), "We are subject to extensive laws and government regulations…" (page 17), and "Failure to achieve and maintain effective internal controls…" (page 28). Instead, focus those and other discussions on the most material risks that are applicable to your company or the offering and provide specific disclosure how the particular risk relates to your company. For example, discuss how recent federal initiatives have effected Medicaid spending in the particular states that the company has operations.

18.   Consider creating a risk factor disclosing the conflicts of interest that some of the members of the underwriting syndicate will face, in that those entities will be managing the underwriting of SHG's initial public offering while simultaneously benefiting from the redemption of the senior subordinated notes and the reduction of the senior secured credit facility.

19.   Consider creating a risk factor highlighting the fact that the proceeds from your offering are not being used to directly grow your business but rather being used to reduce debt incurred in connection with your leveraged buyout.

"Significant legal actions, which are commonplace in our industry…," page 19

20.   Revise this risk factor to disclose your company's average costs for professional liability and general liability, per bed. In addition, in the same risk factor, disclose your average revenues per bed.

21.   Move your discussion of the "significant adverse professional liability judgment" into a separate risk factor. In addition, disclose the amount of the judgment against your company, and include a brief summary of the nature of the dispute between the parties.

"It is difficult to attract and retain qualified nurses…," page 20

22. Include, in a separately-captioned risk factor, your discussion of California legislation that established minimum staffing requirements. In the newly-created risk factor, disclose the minimum staffing requirement that is currently applicable in California, and quantify the fines and other sanctions that would be payable if a company was unable to meet the minimum staffing requirements.

"Insurance coverage may become increasingly expensive and difficult….," page 22

23. Include, in a separately-captioned risk factor, the risk of not carrying workers' compensation insurance in Texas.

"If we do not achieve and maintain competitive quality of ratings….," page 23

24. Indicate how the company's quality of care indicators compare to its competitors.

"We will be a "controlled company" within the meaning of The New York Stock Exchange rules…," page 31

25. We note that as a result of being a "controlled company" you indicate that your board "may" not consist of a majority of independent directors. Revise to definitively state whether your board or committees at the time of the initial public offering "will" consist of a majority of independent directors.

Non-GAAP Financial Measures, page 35

26. Explain in greater detail how management utilizes EBITDA and adjusted EBITDA in "trending, analyzing and benchmarking the performance of [your] business."

Use of Proceeds, page 36

27. Disclose the amount of the balance outstanding under your first lien term loan.

Unaudited Pro Forma Consolidated Financial Statements, page 41

28. Please give effect to the conversion of the preferred stock and the split of the common and preferred stocks as disclosed on page 6.

Unaudited Pro Forma Consolidated Statements of Operations, pages 45 and 48

29. Please revise to present only the portion of the income statement through "income from continuing operations."

30.   Please present the net (loss) income per share and the weighted average number of shares used.

Selected Historical Consolidated Financial Data, page 49

31.   Please label your selected historical consolidated financial data in the same manner you label your consolidated financial statements.

32.   We note that your definition of EBITDA defines EBITDA as, "net (loss) income before discontinued operations and the cumulative effect of a change in accounting principle as well as before depreciation, amortization and interest expenses (net of interest income and other)." Please refer to Question 14 of our frequently asked questions regarding the use of Non-GAAP financial measures that clarifies that "Earnings" as used in the commonly used metric "EBITDA" is intended to mean net (loss) income presented in the statement of operations under GAAP. Please see our adopting release, that states that non-GAAP measures that are calculated differently than EBITDA should not be characterized as EBITDA. Revise the title of this measure and provide a definition that identifies clearly how the measure is being calculated and how the calculation of your non-GAAP measure differs from the most directly comparable GAAP measure, net (loss) income. Also, revise the title, "Adjusted EBITDA."

33.   We note that you reconcile EBITDA and Adjusted EBITDA from net (loss) income before discontinued operations and the cumulative effect of a change in accounting principle. Please revise to reconcile EBITDA and Adjusted EBITDA from net income. See Question 15 of our frequently asked questions regarding the use of Non-GAAP financial measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

34.   Since your "Adjusted EBITDA" is considered a measure of operating performance, it is generally not appropriate to exclude "write-off of deferred financing costs of extinguished debt," "reorganization expenses" and "non-cash stock-based compensation charge," since these charges are recurring. We refer you to Item 10 of Regulation S-K and Question 8 of our frequently asked questions document on non-GAAP measures. Please expand your disclosure to provide the specific reasons why you believe it is appropriate to exclude each of these recurring charges from your non-GAAP measure. For example, you should explain in detail why you believe it is appropriate to exclude a recurring charge such as your stock-based compensation expense.

35.   It appears that note (e) of your non-GAAP Adjusted EBITDA reconciliation appears to be subjective in nature and cannot be cross-referenced to your financial statements. Please delete this amount from your Adjusted EBITDA calculation.

36.   We note the bullet points contained in footnote (4) on page 60. Explain why
        management prepares adjusted EBITDA by "adjusting" EBITDA for the
        enumerated factors.

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 55</u>

<u>Revenue, page 61</u>

37.   Indicate whether your decline in the percentage of total revenue attributed to
        skilled nursing facilities is indicative of a trend.

<u>Primary Expense Components, page 64</u>

<u>General and Administrative, page 64</u>

38.   Discuss, and quantify, how the company becoming a public company, particularly
        Section 404 of the Sarbanes-Oxley Act of 2003 has impacted, and is expected to
        impact, the company's general and administrative expenses.

<u>Restricted Stock, page 65</u>

39.   We note that you applied APB 25 in connection with the issuance of restricted
        stock at and following the Onex Transaction, which occurred on December 27,
        2005. Please confirm to us that all restricted stock issuances after January 1, 2006
        were accounted under FAS 123R.

<u>Critical Accounting Policies and Estimates, page 66</u>

<u>Patient liability risks, page 67</u>

40.   As an illustration of the material effect that management's assumptions with
        respect to this policy can have on the company's business, discuss the significant
        adverse professional liability judgment that contributed to your Chapter 11
        bankruptcy (page 57).

<u>Goodwill and Intangible Assets, page 68</u>

41.   With regard to your goodwill impairment testing, please:
        •   tell us and disclose specifically when and how you test goodwill for
            impairment;
        •   tell us and disclose your reporting units and how you determined your
            reporting units; and
        •   tell us how you considered the Onex Transaction in your goodwill
            impairment testing.

42.   In addition, we note that your disclosure did not address the quantitative value of your assumptions and their sensitivity to change. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Revise your disclosures to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

For additional guidance, refer to Item 303 of Regulation S-K as well as Part Five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Results of Operations, page 71

43.   Include a discussion of your measure of profit or loss disclosed in your segment footnote on page F-26 for each reportable segment.

Net Income, page 74

44.   Indicate the reasons for the decline in net income.

Liquidity and Capital Resources, page 80

45.   Discuss how delays in reimbursements (page 24) have affected cash flows for the periods being presented.

46.   Discuss the specific limitations placed upon the company's ability to incur additional debt due to covenant restrictions in the indentures covering the company's existing debt.

Cash flows from Discontinued Operations, page 84

47.   Since you have not shown discontinued operations by category in your cash flow statement, please quantify the amount of cash flows from discontinued operations for operating, investing, and financing activities in this section of your MD&A. Also, describe how the absence of cash flows from the discontinued operations is expected to affect your future liquidity and capital resources.

Description of Indebtedness, page 120

Interest Rates and Fees, page 120

48. Please revise to more clearly describe the applicable interest rate and premium that is applicable to the facility. Furthermore, disclose, if known, the interest rate that is applicable to the borrowings under the first lien senior secured credit facility, or instead, estimate the interest rate that will be applicable to borrowings under that facility. Similarly revise the discussion of your "Principal Debt Obligations and Capital Expenditures" on page 84.

The 11% Senior Subordinated Notes, page 121

Optional Redemption, page 122

49. Revise this section to discuss, with greater specificity, the terms and conditions of the optional redemption of the notes prior to January 15, 2009, and to disclose that you plan to redeem a portion of the notes through the net proceeds received from your initial public offering. For instance, clarify how the Trustee will select the notes to be redeemed, given that only a percentage of the total notes outstanding will be redeemed. We note Article Three of the Indenture governing the notes, as well as Section 3.02, which sets forth the terms for redeeming the notes and the selection criteria if fewer than all of the notes will be redeemed. As another example, revise to specify whether the terms of the Indenture, including the selection criteria, would operate to give priority to the redemption of notes held by the underwriters and their affiliates, rather than notes held by other parties.

Certain Relationships and Related Transactions, page 123

Notes Receivable, page 124

50. Disclose the total amount of William Scott's debt that was forgiven upon the closing of the transactions. Further, please provide us with copies of the agreement that governed the loan to Mr. Scott.

51. Please revise to describe, with greater specificity, the circumstances under which the loan to Mr. Scott was forgiven. For example, disclose whether the loan was cancelled in exchange for payment from Mr. Scott or the surrender of anything of value.

Financial Statements

Consolidated Statements of Operations, page F-4

52. Please provide a caption for cost of revenue in accordance with Rule 5-03(b)(2) of Regulation S-X.

53.   Please allocate rent expense to cost of revenue and/or general and administrative expenses as appropriate.

54.   Please comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation and amortization that is excluded from the caption "cost of revenue."

55.   Please delete your subtotal caption called "Income from continuing operations before other income (expenses), (benefit from) provision for income taxes, discontinued operations and cumulative effect of a change in accounting principle."

56.   It appears to us that your "reversal of a charge related to decertification of a facility" expense relates to your operating activities. As such, please include this charge in operating expenses.

57.   Please parenthetically note in the line item, "General and administrative," the amount of the equity-related charge that is included in that line item.

58.   Please tell us why you incurred reorganization expenses related to the precedessor's bankruptcy in 2004 and 2005.

59.   We note that you have a caption called "change in fair value of interest rate hedge." In this regard, please provide disclosure required by SFAS 133 for your hedging instruments.

Consolidated Statements of Stockholders' Equity (Deficit), page F-6

60.   We note that as of December 31, 2004 you had an accumulated deficit of $170,824,000, yet during the year ended December 31, 2005 you paid $107,637,000 in dividends out of your accumulated deficit account. Tell us why you believe that you can pay dividends in excess of the book amount of retained earnings. Refer to your basis in accounting literature.

Consolidated Statements of Cash Flows, page F-7

61.   Please delete your subtotal called "net cash (used in) provided by operating activities before reorganization costs."

62.   Please tell us the asset and amount included in changes in other assets under your investing activities.

63.   Please confirm that the caption called "additions to deferred financing costs of new debt" were actual cash distributions for financing costs during the respective periods.

64.   Please disclose details of operating cash receipts and payments resulting from the reorganization in a supplementary schedule or in the notes to the financial statements in accordance with paragraph 31 of SOP 90-7.

1. Reorganization Under Chapter 11, page F-9

65.   Please tell us why you did not separately present the 2003 debtor-in-possession and fresh-start accounting financial statements. We note that the effective date of your emergence from bankruptcy was August 19, 2003.

The Onex Transaction, page F-11

66.   We note your reference to an appraisal from a third party with respect to the valuation of the assets and liabilities acquired in the Onex Transaction. While you are not required to refer to this third party valuation consultant, when you do, you should disclose the name of the expert and provide the consent of the expert. If you decide to delete your reference to the third party valuation consultant, please revise the disclosures to explain the theoretical models and assumptions used by you to determine the valuation. Please comply with this comment in all areas in your financial statements where you have mentioned independent third-party valuations/appraisals/actuary reports.

67.   Provide us with a detailed analysis of how you determined the amount of the purchase price allocated to identifiable intangible assets.

2. Summary of Significant Accounting Policies, page F-14
Net (Loss) Income per Share, page F-19

68.   We note that the historical diluted net (loss) income per share excludes the effect of the contingently convertible preferred stock which is convertible upon certain qualified events. Please tell us the nature of the certain qualified events and your consideration of EITF 04-8.

2. Unaudited Pro Forma Net (Loss) Income per Common Share, page F-21

69.   Please revise to present the pro forma net (loss) income per common share for the latest year and interim period here and in all other applicable sections of the filing. Also, give effect to the conversion of the preferred stock as of January 1, 2005 and the split of the common and preferred stocks. In addition, revise the MD&A to discuss the split and the pro forma effects of the split.

12. Income Taxes, page F-33

70.   Please tell us in more detail the specific factors you considered in determining that it is more likely than not that your deferred tax assets will become realizable

in future years. Also, tell us how you considered the Onex transaction in your evaluation. In addition, tell us why you did not provide income tax disclosures for the fiscal quarters ended June 30, 2006.

13. Stockholders' Equity, page F-34

71.   We note that you issued 22,287 shares of Holding common stock for a purchase price of $100 per share and 22,287 shares of Holding Series A convertible preferred stock for a purchase price of $9,900 per share. However, these issuances do not reconcile to your consolidated statement of stockholders equity on page F-6 or your consolidated statement of cash flows on page F-7. Please advise.

14. Financial Guarantees, page F-41

72.   Please revise to state, if true, that Skilled has no independent assets or operations.

Financial Statement Schedules, page II-5

73.   Please tell us why you are not required to provide parent-only financial statements in accordance with Rule 5-04 of Regulation S-X.

Form S-4

74.   Please comply with all of our comments to the extent they are applicable to Skilled Healthcare's Form S-4.

<p style="text-align:center">*   *   *   *</p>

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of each of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of each of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Attorney-Advisor, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Jonn R. Beeson, Esq.
Latham & Watkins LLP
Via Facsimile: (714) 755-8290